Exhibit 21.1

Subsidiaries of IVAX Diagnostics, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Delta Biologicals, S.r.l.	Italy

Diamedix Corporation	State of Florida

ImmunoVision, Inc.	State of Florida